Registration No.  333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VERIZON COMMUNICATIONS INC.	VERIZON GLOBAL FUNDING CORP.
(Exact Name of Registrants as Specified in Their Charters)
Delaware	Delaware
(State or other jurisdiction of incorporation or organization)	(State or other jurisdiction of incorporation or organization)

23-2259884	51-0272912
(I.R.S. Employer Identification No.)	(I.R.S. Employer Identification No.)
1095 Avenue of the Americas	3900 Washington Street, 2nd Floor
New York, New York 10036	Wilmington, Delaware 19802
(212) 395-2121	(302) 761-4200

(Address, including zip code, and telephone number including area code,  of Registrants’ principal executive offices)

David S. Kauffman Vice President and Associate General Counsel VERIZON COMMUNICATIONS INC. 1095 Avenue of the Americas New York, New York, 10036 (212) 395-6174	Janet M. Garrity President and Treasurer VERIZON GLOBAL FUNDING CORP. 3900 Washington Street, 2nd Floor Wilmington, Delaware 19802 (302) 761-4200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to: Robert W. Mullen, Jr., Esq.

Milbank, Tweed, Hadley & McCloy LLP

1 Chase Manhattan Plaza

New York, New York 10005

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of the Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐  333-

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐  333-

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

(Calculation table on following page)

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

(Continued from cover page)

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Security(2)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee

Common Stock, par value $0.10 per share, of Verizon Communications Inc.(4)

Preferred Stock, par value $0.10 per share, of Verizon Communications Inc.(4)

Debt Securities of Verizon Global Funding Corp.(5)

Support Agreement between Verizon Communications Inc. and Verizon Global Funding Corp.(6)

Contribution Agreement between Verizon Communications Inc. and Verizon Global Funding Corp.(6)

Total	$10,000,000,000		$10,000,000,000	$809,000

(1)	Such amount in U.S. dollars or the equivalent thereof in other currencies, including composite currencies, as shall result in an aggregate offering price for all securities not to exceed $10,000,000,000.
(2)	Omitted pursuant to General Instruction II.D. of Form S-3.
(3)	Determined pursuant to Rule 457(o) under the Securities Act of 1933, solely for the purpose of calculating the registration fee.
(4)	Includes such indeterminate number of shares of the common stock and preferred stock of Verizon Communications Inc. as shall be issuable upon conversion of any preferred stock or debt securities registered hereby which are convertible into such common stock or preferred stock.
(5)	If Verizon Global Funding Corp. merges with, or sells, transfers or leases all or substantially all of its properties to, Verizon Communications Inc., then the debt securities registered hereby will be the debt securities of Verizon Communications Inc.
(6)	No separate consideration will be received for the support agreement or the contribution agreement. Accordingly, pursuant to Rule 457(n) under the Securities Act of 1933, no registration fee is payable with respect to the support agreement or the contribution agreement.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 23, 2003

PROSPECTUS

$10,000,000,000

Verizon Communications Inc.

Common Stock

Preferred Stock

Verizon Global Funding Corp.

Debt Securities

Supported as to Payment of Principal and Interest by

Verizon Communications Inc.

Verizon Communications Inc. intends to offer at one or more times common stock and preferred stock, and Verizon Global Funding Corp. intends to offer at one or more times debt securities, with a total offering price not to exceed $10,000,000,000. To the extent provided in the applicable prospectus supplement, the preferred stock and the debt securities may be convertible into, or exchangeable for, shares of any class or classes of stock, or securities or property, of Verizon Communications Inc. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

The common stock of Verizon Communications Inc. is listed on the New York, Philadelphia, Boston, Chicago and Pacific Stock Exchanges under the symbol “VZ”.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                    , 2003

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a shelf registration process. Under this shelf process, we may, from time to time, sell any combination of the common stock, preferred stock or debt securities described in this prospectus in one or more offerings with a total offering price not to exceed $10,000,000,000. The common stock and preferred stock will be issued by Verizon Communications and the debt securities will be issued by Verizon Global Funding. The debt securities will be supported by a support agreement with Verizon Communications and any debt securities that are convertible or exchangeable also will be supported by a contribution agreement with Verizon Communications, each as described in this prospectus. In the event that Verizon Global Funding subsequently merges with, or sells, transfers or leases all or substantially all of its property to, Verizon Communications, then any debt securities described in this prospectus that are issued after the closing of that transaction would be issued by Verizon Communications. This prospectus provides you with a general description of the securities. Each time we sell securities, we will provide a prospectus supplement and, in some cases, a pricing supplement, that will contain specific information about the terms of that offering. The prospectus supplement or pricing supplement may also add, update or change information in this prospectus. The information in this prospectus is accurate as of the date of this prospectus. Please carefully read both this prospectus, any prospectus supplement and any pricing supplement together with additional information described under the heading “WHERE YOU CAN FIND MORE INFORMATION.” Unless otherwise specified in this prospectus, the terms “we”, “us” and “our” refer to Verizon Communications and Verizon Global Funding collectively as registrants.

WHERE YOU CAN FIND MORE INFORMATION

Verizon Communications files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Verizon Communications’ SEC filings are also available to the public on the SEC’s web site at http://www.sec.gov.

The SEC allows us to incorporate by reference the information Verizon Communications files with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that Verizon Communications files later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents filed with the SEC by Verizon Communications and the future filings made by Verizon Communications with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we or any underwriters sell all of the securities:

•	Verizon Communications’ Annual Report on Form 10-K for the year ended December 31, 2002;

•	Verizon Communications’ Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003; and

•	Verizon Communications’ Current Reports on Form 8-K filed January 16, 2003 and July 1, 2003.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number:

Investor Relations

Verizon Communications Inc.

1095 Avenue of the Americas, 36th Floor

New York, New York 10036

Telephone: (212) 395-1525

You should rely only on the information incorporated by reference or provided in this prospectus, any supplement or any pricing supplement. We have not authorized anyone else to provide you with different information.

VERIZON COMMUNICATIONS

Verizon Communications is one of the world’s leading providers of communications services. Verizon Communications’ subsidiaries are, collectively, the largest providers of wireline and wireless communications in the United States, with 137.6 million access line equivalents and approximately 34.6 million wireless customers. Verizon Communications is the third largest long-distance carrier for U.S. consumers, with 14.6 million long-distance lines and is also the largest directory publisher in the world, as measured by directory titles and circulation. With approximately $67 billion in annual revenues and 221,000 employees, Verizon Communications’ international presence is primarily in the Americas. Verizon Communications also has investments in Europe.

The principal executive offices of Verizon Communications are located at 1095 Avenue of the Americas, New York, New York 10036, and its telephone number is (212) 395-2121.

VERIZON GLOBAL FUNDING

Verizon Global Funding provides financing to Verizon Communications and some of its subsidiaries. Verizon Global Funding does not engage in any separate business activities. All of Verizon Global Funding’s debt has the benefit of support agreements between Verizon Communications and Verizon Global Funding which guarantee payment of interest, premium (if any) and principal outstanding should Verizon Global Funding fail to pay. The holders of Verizon Global Funding debt do not have recourse to the stock or assets of Verizon Communications’ operating telephone company subsidiaries; however, they do have recourse to dividends paid to Verizon Communications by any of its subsidiaries as well as assets not covered by the exclusion.

Verizon Global Funding is a wholly owned, indirect subsidiary of Verizon Communications and was incorporated in Delaware in November 1983. The principal executive offices of Verizon Global Funding are located at 3900 Washington Street, 2nd floor, Wilmington, Delaware 19802, and its telephone number is (302) 761-4200.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table shows Verizon Communications’ ratios of earnings to fixed charges for the periods indicated:

Six Months Ended June 30, 2003	Years Ended December 31,
	2002	2001	2000	1999	1998
3.96	3.46	1.67	4.58	5.05	3.95

For all periods, the ratios reflect the merger of Bell Atlantic Corporation and GTE Corporation as if it occurred as of the beginning of the earliest period presented, in accordance with pooling-of-interests accounting rules.

For these ratios, “earnings” have been calculated by adding fixed charges to income before provision for income taxes, extraordinary items and cumulative effect of accounting change, and before minority interests and income (loss) of equity investees. “Fixed charges” include interest expense, preferred stock dividend requirements of consolidated subsidiaries, capitalized interest and the portion of rent expense representing interest.

Since Verizon Communications had no preferred stock outstanding during any of the periods presented, the ratios of earnings to fixed charges and the ratios of earnings to combined fixed charges and preferred dividends are the same.

USE OF PROCEEDS

Unless otherwise provided in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities for repaying debt, making capital investments, funding working capital requirements or other general corporate purposes.

DESCRIPTION OF VERIZON COMMUNICATIONS CAPITAL STOCK

Authorized Capital Stock

Verizon Communications’ certificate of incorporation provides authority to issue up to 4,500,000,000 shares of stock of all classes, of which 4,250,000,000 are shares of common stock, $0.10 par value per share, and 250,000,000 are shares of preferred stock, $0.10 par value per share.

Common Stock

Subject to any preferential rights of the preferred stock, holders of shares of common stock of Verizon Communications are entitled to receive dividends on that stock out of assets legally available for distribution when, as and if authorized and declared by the board of directors and to share ratably in the assets of Verizon Communications legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding-up. Verizon Communications may not pay any dividend or make any distribution of assets on shares of common stock until cumulative dividends on shares of preferred stock then outstanding, if any, having dividend or distribution rights senior to the common stock have been paid.

Holders of common stock are entitled to one vote per share on all matters voted on generally by the shareholders, including the election of directors. In addition, the holders of common stock possess all voting power except as otherwise required by law or except as provided for by any series of preferred stock. Verizon Communications’ certificate of incorporation does not provide for cumulative voting for the election of directors.

Preferred Stock

Verizon Communications’ board of directors is authorized at any time to provide for the issuance of all or any shares of its preferred stock in one or more classes or series, and to fix for each class or series voting powers, full or limited, or no voting powers, and distinctive designations, preferences and relative, participating, optional or other special rights and any qualifications, limitations or restrictions, as shall be stated and expressed in the resolution or resolutions adopted by the board of directors providing for the issuance of the preferred stock and to the fullest extent as may be permitted by Delaware law. This authority includes, but is not limited to, the authority to provide that any class or series be:

•	subject to redemption at a specified time or times and at a specified price or prices;

•	entitled to receive dividends (which may be cumulative or non- cumulative) at rates, on conditions, and at times, and payable in preference to, or in relation to, the dividends payable on any other class or classes or any other series;

•	entitled to rights upon the dissolution of, or upon any distribution of the assets of, Verizon Communications; or

•	convertible into, or exchangeable for, shares of any class or classes of stock, or other securities or property, of Verizon Communications at a specified price or prices or at specified rates of exchange and with any adjustments.

As of the date of this prospectus, no shares of preferred stock are outstanding.

Preemptive Rights

No holder of any shares of any class of stock of Verizon Communications has any preemptive or preferential right to acquire or subscribe for any unissued shares of any class of stock or any authorized securities convertible into or carrying any right, option or warrant to subscribe for or acquire shares of any class of stock.

Transfer Agent and Registrar

The principal transfer agent and registrar for the common stock of Verizon Communications is EquiServe Trust Company, N.A.

DESCRIPTION OF THE DEBT SECURITIES AND THE SUPPORT ARRANGEMENTS

General

Verizon Global Funding will issue debt securities under an indenture among Verizon Global Funding, Verizon Communications and Wachovia Bank, National Association, formerly known as First Union National Bank, as trustee, dated as of December 1, 2000, as amended. To the extent provided in the applicable prospectus supplement, the debt securities may be convertible into, or exchangeable for, shares of any class or classes of stock, or securities or property, of Verizon Communications.

Verizon Communications has agreed in a support agreement to make all payments required under the debt securities if Verizon Global Funding defaults on those payments under the indenture, as described under the heading “Description of the Support Agreement.” In the case of convertible or exchangeable debt securities, Verizon Communications will agree in a contribution agreement to make a contribution to Verizon Global Funding of the class or classes of stock, or other securities or property, of Verizon Communications into which the debt securities may be converted or exchanged, as described under the heading “Description of the Contribution Agreement.”

We have summarized material provisions of the indenture, the support agreement, the contribution agreement and the debt securities below. This summary does not describe all exceptions and qualifications contained in the indenture, the support agreement, the contribution agreement or the debt securities. In the summary below, we have included references to article and section numbers of the indenture so that you can easily locate these provisions.

The debt securities will be unsecured and will rank equally with all of the senior unsecured debt of Verizon Global Funding. The indenture does not limit the amount of debt securities that may be issued and each series of debt securities may differ as to its terms.

A supplement to the indenture, board resolution or officers’ certificate will designate the specific terms relating to any new series of debt securities. (SECTION 301) These terms will be described in a prospectus supplement and, in some cases, a pricing supplement, and will include the following:

•	title of the series;

•	total principal amount of the series;

•	maturity date or dates;

•	interest rate and interest payment dates;

•	any redemption dates, prices, obligations and restrictions;

•	any provisions permitting the debt securities to be convertible into, or exchangeable for, shares of any class or classes of stock, or other securities or property, of Verizon Communications at a specified price or prices or at specified rates of exchange and with any adjustments; and

•	any other terms of the series.

Form and Exchange

The debt securities will normally be denominated in U.S. dollars, in which case Verizon Global Funding will pay principal, interest and any premium in U.S. dollars. Verizon Global Funding may, however, denominate any series of debt securities in another currency or composite currency. In those cases, payment of principal, interest and any premium would be in that currency or composite currency and not U.S. dollars.

Book-Entry Only Form

The debt securities will normally be issued in book-entry only form, which means that they will be represented by one or more permanent global certificates registered in the name of The Depository Trust Company, New York, New York, which we refer to as “DTC,” or its nominee. We will refer to this form here and in the prospectus supplement as “book-entry only.”

In the event that debt securities are issued in book-entry only form, DTC would keep a computerized record of its participants (for example, your broker) whose clients have purchased the securities. The participant would then keep a record of its clients who purchased the securities. A global security may not be transferred, except that DTC, its nominees and their successors may transfer an entire global security to one another.

In the case of book-entry only Verizon Global Funding will wire principal and interest payments to DTC’s nominee. Verizon Global Funding and the trustee will treat DTC’s nominee as the owner of the global securities for all purposes. Accordingly, Verizon Global Funding and the trustee will have no direct responsibility or liability to pay amounts due on the securities to owners of beneficial interests in the global securities.

Under book-entry only, Verizon Global Funding will not issue certificates to individual holders of the debt securities. Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants.

Debt securities represented by a global security would be exchangeable for debt securities certificates with the same terms in authorized denominations only if:

•	DTC notifies Verizon Global Funding that it is unwilling or unable to continue as depository;

•	if DTC ceases to be a clearing agency registered under applicable law and a successor depository is not appointed by us within 90 days; or

•	Verizon Global Funding instructs the trustee that the global security is exchangeable for debt securities certificates.

Certificated Form

Alternatively, Verizon Global Funding may issue the debt securities in certificated form registered in the name of the debt security holder. Under these circumstances, holders may receive certificates representing the debt securities. Debt securities in certificated form will be exchangeable without charge except for reimbursement of taxes, if any. We will refer to this form in the prospectus supplement as “certificated.”

Redemption Provisions, Sinking Fund and Defeasance

Verizon Global Funding may redeem some or all of the debt securities at its option subject to the conditions stated in the prospectus supplement relating to that series of debt securities. If a series of debt securities is subject to a sinking fund, the prospectus supplement will describe those terms. (ARTICLES ELEVEN and TWELVE)

The indenture permits Verizon Global Funding to discharge or defease certain of its obligations on any series of debt securities at any time. Verizon Global Funding may defease by depositing with the trustee sufficient cash or government securities to pay all sums due on that series of debt securities. (ARTICLE FOUR)

Liens on Assets

The debt securities will not be secured. However, if Verizon Global Funding at any time incurs other debt or obligations secured by a mortgage or pledge on any of its property, the indenture requires it to secure the debt securities equally with the other debt or obligations for as long as the other debt or obligations remain secured. Exceptions to this requirement include the following:

•	purchase-money mortgages or liens;

•	liens on any property or asset that existed at the time when Verizon Global Funding acquired that property or asset;

•	any deposit or pledge to secure public or statutory obligations;

•	any deposit or pledge with any governmental agency required to qualify Verizon Global Funding to conduct any part of its business, to entitle it to maintain self-insurance or to obtain the benefits of any law relating to workmen’s compensation, unemployment insurance, old age pensions or other social security;

•	any deposit or pledge with any court, board, commission or governmental agency as security for the proper conduct of any proceeding before it; or

•	any mortgage, pledge or lien on any property or asset of Verizon Communications or any other affiliates of Verizon Global Funding, even if Verizon Communications or the affiliate acquired that property or asset from Verizon Global Funding. (SECTION 1004)

Verizon Global Funding may issue or assume an unlimited amount of debt under the indenture. As a result, the indenture does not prevent Verizon Global Funding from significantly increasing its unsecured debt levels, which may negatively affect the resale of the debt securities. (SECTION 301)

Changes to the Indenture

The indenture may be changed with the consent of holders owning more than 50% of the principal amount of the outstanding debt securities of each series affected by the change. However, Verizon Global Funding may not change your principal or interest payment terms, modify certain provisions of the support agreement, or the percentage required to change other terms of the indenture, without your consent, as well as the consent of others similarly affected. (SECTION 902)

Verizon Global Funding may enter into supplemental indentures for other specified purposes, including the creation of any new series of debt securities without the consent of any holder of debt securities. (SECTION 901)

Consolidation, Merger or Sale

The indenture provides that neither Verizon Communications nor Verizon Global Funding may, merge with another company or sell, transfer or lease all or substantially all of its property to another company unless:

•	the successor corporation expressly assumes:

—	payment of principal, interest and any premium on the debt securities; and

—	performance and observance of all covenants, and conditions in the indenture and the performance of the support agreement;

•	after giving effect to the transaction, there is no default under the indenture; or

•	if as a result of the transaction, Verizon Global Funding’s property would become subject to a lien that would not be permitted by the asset lien restriction, Verizon Global Funding secures the debt securities equally and ratably with, or prior to, all indebtedness secured by that lien. (ARTICLE EIGHT)

In the event that Verizon Global Funding merges into, or sells, transfers or leases all or substantially all of its property to, Verizon Communications, then Verizon Communications would become the successor issuer under the indenture and may continue to issue debt securities under the indenture.

Events of Default

An event of default means, for any series of debt securities, any of the following:

•	failure to pay interest on that series of debt securities for 90 days after payment is due;

•	failure to pay principal or any premium on that series of debt securities when due;

•	failure to perform any other covenant relating to that series of debt securities for 90 days after notice to Verizon Communications and Verizon Global Funding; and

•	certain events of bankruptcy, insolvency and reorganization of Verizon Communications or Verizon Global Funding.

An event of default for a particular series of debt securities does not necessarily impact any other series of debt securities issued under the indenture. (SECTION 501)

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% of the principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the principal amount of the debt securities of that series can rescind the declaration if there has been deposited with the trustee a sum sufficient to pay all matured installments of interest, principal and any premium. (SECTION 502)

The holders of more than 50% of the principal amount of any series of the debt securities, may, on behalf of the holders of all of the debt securities of that series, control any proceedings resulting from an event of default or waive any past default except a default in the payment of principal, interest or any premium. (SECTION 512) Verizon Global Funding is required to file an annual certificate with the trustee stating whether it is in compliance with all of the conditions and covenants under the indenture. (SECTION 704)

Concerning the Trustee

Within 90 days after a default occurs, the trustee must notify the holders of the debt securities of the series of all defaults known to the trustee if Verizon

Global Funding has not remedied them (default is defined for this purpose to include the events of default specified above absent any grace periods or notice). If a default described in the third bullet point under “Events of Default” occurs, the trustee will not give notice to the holders of the series until at least 60 days after the occurrence of that default. The trustee may withhold notice to the holders of the debt securities of any default (except in the payment of principal, interest or any premium) if it in good faith believes that withholding this notice is in the interest of the holders. (SECTION 602)

Prior to an event of default, the trustee is required to perform only the specific duties stated in the indenture, and after an event of default, must exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. (SECTION 601) The trustee is not required to take any action permitted by the indenture at the request of holders of the debt securities, unless those holders protect the trustee against costs, expense and liabilities. (SECTION 603) The trustee is not required to spend its own funds or become financially liable when performing its duties if it reasonably believes that it will not be adequately protected financially. (SECTION 601)

Wachovia Bank, National Association, the trustee, and its affiliates have commercial banking relationships with Verizon Communications, Verizon Global Funding and some of their affiliates and serves as trustee or paying agent under indentures relating to debt securities issued by Verizon Global Funding and some of its affiliates.

Description of the Support Agreement

Under a support agreement, dated as of October 31, 2000, Verizon Communications has agreed to:

•	own directly or indirectly all of Verizon Global Funding’s voting capital stock issued and outstanding at any time;

•	make sure that Verizon Global Funding maintains at all times a positive tangible net worth; and

•	provide Verizon Global Funding with any funds it needs to make any timely payment of principal, interest or any premium on the debt securities, if Verizon Global Funding cannot obtain funds from other sources on commercially reasonable terms.

Verizon Communications and Verizon Global Funding cannot terminate the support agreement until all of the debt supported by the support agreement (including the debt securities) has been paid in full. Verizon Communications and Verizon Global Funding cannot amend the support agreement in any way that adversely affects the rights of holders of debt securities unless the holders consent in writing.

If Verizon Global Funding fails or refuses to take timely action to enforce its rights under the support agreement or if Verizon Global Funding defaults in the timely payment of principal, interest or any premium, holders of debt securities have the right to proceed directly against Verizon Communications to enforce the rights under the support agreement or to obtain payment of the defaulted principal, interest or premium owed to such holders. However, in no event will holders of debt securities have recourse to or against the stock or assets of Verizon Services Corp. or any operating telephone company which may from time to time be owned directly or indirectly by Verizon Communications. Except for the exclusion of this stock and assets from recourse, Verizon Communications’ obligations under the support agreement rank equally with its other unsecured and unsubordinated debt.

As of June 30, 2003, Verizon Communications’ net assets not subject to the exclusion described in the preceding paragraph had a book value of approximately $57.6 billion. Verizon Communications is a holding company, and therefore, its right and the right of its creditors (including the holders of the debt securities), to obtain the assets of any subsidiary of Verizon Communications, whether following any liquidation or reorganization of that subsidiary, or otherwise, is subject to prior claims of creditors of that subsidiary (including Verizon Communications, to the extent that it is a creditor of that subsidiary).

Description of the Contribution Agreement

In the event that Verizon Global Funding issues convertible or exchangeable debt securities, Verizon Communications will enter into a contribution agreement with Verizon Global Funding in which Verizon Communications will agree to provide Verizon Global Funding with any shares of stock, or other securities or property, of Verizon Communications into which the debt securities may be converted or exchanged necessary to satisfy the conversion or exchange requirement under the debt securities.

Neither Verizon Communications nor Verizon Global Funding will be permitted to terminate the contribution agreement until all of the debt securities to which the contribution agreement relates have been paid in full. Neither Verizon Communications nor Verizon Global Funding will be permitted to amend or terminate the contribution agreement in any way that adversely affects a holder’s rights unless the holder consents.

If Verizon Global Funding fails or refuses to take timely action to enforce its rights under the contribution agreement or if Verizon Global Funding defaults in the timely delivery of the shares of stock, or other securities or property, of Verizon Communications into which the debt securities may be converted or exchanged upon conversion or exchange of the debt securities into such shares of stock, or other securities or property, of Verizon Communications, the holder will have the right to proceed directly against Verizon Communications to enforce the rights under the contribution agreement in order to convert or exchange the debt securities into shares of stock, or other securities or property, of Verizon Communications in accordance with the terms of the debt securities.

CLEARING AND SETTLEMENT

The following discussion pertains to debt securities that are issued in book-entry only form.

The Clearing Systems

In the event that the debt securities are issued in book-entry only form, the debt securities may be settled through DTC. In the event that the prospectus supplement to this prospectus so provides, debt securities in book-entry only form may also be settled through accounts maintained at Clearstream Banking, societe anonyme, Luxembourg, commonly known as Clearstream, or the Euroclear System, commonly known as Euroclear. In this case, links will be established among DTC, Clearstream and Euroclear to facilitate the issuance of the debt securities and cross-market transfers of the debt securities associated with secondary market trading. DTC is linked indirectly to Clearstream and Euroclear through the depositary accounts of their respective U.S. depositaries.

The clearing systems have advised us as follows:

DTC

DTC is a limited-purpose trust company organized under the New York Banking Law, a banking organization within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a clearing corporation within the meaning of the New York Uniform Commercial Code and a clearing agency registered under Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants, known as DTC participants, deposit with DTC. DTC also facilitates the settlement among DTC participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for DTC participants’ accounts. This eliminates the need to exchange certificates. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a DTC participant. The rules that apply to DTC and its participants are on file with the SEC.

DTC is owned by a number of its DTC participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

Upon receipt of any payment of principal or interest, DTC will credit DTC participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to DTC participants whose accounts are credited with securities on a record date, by using an omnibus proxy. Payments by DTC participants to owners of beneficial interests in the global securities, and voting by DTC participants, will be governed by the customary practices between the DTC participants and owners of beneficial interests, as is the case with securities held for the account of customers registered in street name. However, these payments will be the responsibility of the DTC participants and not of DTC, the trustee, or Verizon Global Funding.

Clearstream

Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations, known as Clearstream participants, and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, eliminating the need for physical movement of certificates. Clearstream provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant either directly or indirectly.

Distributions with respect to debt securities held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

Euroclear

Euroclear was created in 1968 to hold securities for its participants, known as Euroclear participants, and to clear and settle transactions between Euroclear participants and between Euroclear participants and participants of certain other securities intermediaries through simultaneous electronic book-entry delivery against payment, eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear is owned by Euroclear Clearance System Public Limited Company and operated through a license agreement by Euroclear Bank S.A./N.V., known as the Euroclear operator. The Euroclear operator provides Euroclear participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing and related services. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

The Euroclear operator is regulated and examined by the Belgian Banking and Finance Commission.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, collectively referred to as the terms and conditions. The terms and conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the terms and conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

Distributions with respect to debt securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the terms and conditions, to the extent received by the U.S. depositary for Euroclear.

Global Clearance and Settlement Procedures

Initial settlement for the debt securities will be made in same-day funds.

Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in same-day funds using DTC’s Same-Day Funds Settlement System. In the event that the prospectus supplement to this prospectus provides that the debt securities may also be settled through Clearstream and Euroclear, secondary market trading between Clearstream participants and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in same-day funds.

Cross-market transfers between persons holding directly or indirectly through DTC participants, on the one hand, and directly or indirectly through Clearstream or Euroclear participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the European international clearing system by its U.S. depositary; however, these cross-market transactions will require delivery of instructions to the European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The European international clearing system will, if a transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving debt securities in DTC, and making or receiving payment in accordance with normal procedures for settlement in DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to their respective U.S. depositary.

Because of time-zone differences, credits of debt securities received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. The credits or any transactions in the debt securities settled during this processing will be reported to the Clearstream or Euroclear participants on the same business day. Cash received in Clearstream or Euroclear as a result of sales of the debt securities by or through a Clearstream participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear are expected to follow these procedures in order to facilitate transfers of the debt securities among participants of DTC, Clearstream and Euroclear, they will be under no obligation to perform or continue to perform these procedures and these procedures may be changed or discontinued at any time.

EXPERTS

The consolidated financial statements and financial statement schedule of Verizon Communications Inc. as of December 31, 2002 and 2001 and for each of three years ended December 31, 2002, 2001 and 2000, included in Verizon Communications’ Annual Report on Form 10-K filed on March 14, 2003 and incorporated by reference in this prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report which is also included therein and incorporated by reference herein. Such consolidated financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

William P. Barr, Executive Vice President and General Counsel of Verizon Communications, will issue an opinion about the validity of the common stock, the preferred stock, the debt securities, the support agreement and the contribution agreement. As of August 31, 2003, Mr. Barr beneficially owned approximately 12,478 shares of Verizon Communications common stock and had options to purchase an aggregate of 994,399 shares of Verizon Communications common stock within the next 60 days.

Milbank, Tweed, Hadley & McCloy LLP of New York, New York will issue an opinion on certain legal matters for the agents or underwriters. Milbank, Tweed, Hadley & McCloy LLP from time to time represents Verizon Communications Inc. and its affiliates in connection with matters unrelated to the offering of the securities.

PLAN OF DISTRIBUTION

We may sell any of the securities:

•	through underwriters or dealers;

•	through agents; or

•	directly to one or more purchasers.

The prospectus supplement or pricing supplement will include:

•	the initial public offering price;

•	the names of any underwriters, dealers or agents;

•	the purchase price of the securities;

•	our proceeds from the sale of the securities;

•	any underwriting discounts or agency fees and other underwriters’ or agents’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any option by the underwriters to purchase additional securities.

If underwriters are used in the sale, they will buy the securities for their own account. The underwriters may then resell the securities in one or more transactions, at any time or times, at a fixed public offering price or at varying prices.

This prospectus should not be considered an offer of the securities in states where prohibited by law.

If there is a default by one or more of the underwriters affecting 10% or less of the total number of shares of capital stock or principal amount of debt securities offered, the non-defaulting underwriters must purchase the securities agreed to be purchased by the defaulting underwriters. If the default affects more than 10% of the total number of shares of capital stock or principal amount of the debt securities, we may, at our opinion, sell less than all the securities offered.

Underwriters and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act of 1933. Any discounts or commission that we pay them and any profit that they receive from the resale of the securities by them may be treated as underwriting discounts and commissions under that Act. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which they may be required to make.

Underwriters and agents may be customers of us or our affiliates, may engage in transactions with us or our affiliates or perform services for us or our affiliates in the ordinary course of business.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

1. Registration fee	$809,000
2. Rating agency fees	325,000
3. Trustee fees	65,000
4. Costs of printing	100,000
5. Accounting fees	60,000
6. Legal fees	15,000
7. Miscellaneous fees	26,000

$1,400,000

Item 15.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (“DGCL”) permits a corporation to indemnify any of its directors or officers who was or is a party or is threatened to be made a party to any third party proceeding by reason of the fact that such person is or was a director or officer of the corporation, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe that such person’s conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, the corporation is permitted to indemnify directors and officers against expenses (including attorney’s fees) actually and reasonably incurred by them in connection with the defense or settlement of an action or suit if they acted in good faith and in a manner that they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors or officers are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Article 7 of the Verizon certificate of incorporation makes mandatory the indemnification expressly authorized under the DGCL, except that the certificate of incorporation only provides for indemnification in derivative actions, suits or proceedings initiated by a director or officer if the initiation of such action, suit or proceeding was authorized by the board of directors.

Pursuant to Section 7.8 of the Amended and Restated Agreement and Plan of Merger dated as of July 27, 1998, by and among GTE Corporation (“GTE”), Verizon Communications Inc., then known as Bell Atlantic Corporation, and a wholly owned subsidiary of Verizon Communications, Verizon Communications agreed for a period of six years following the merger to (a) cause GTE to maintain in effect the provisions regarding indemnification of officers and directors contained in the GTE charter and bylaws and the charters and bylaws of each of its subsidiaries or in director, officer or employee indemnification agreements of GTE and its subsidiaries, (b) maintain in effect and cause GTE to maintain in effect current policies of directors’ and officers’ liability insurance and fiduciary liability insurance with respect to claims arising prior to the merger, and (c) indemnify, and cause GTE to indemnify, the directors and officers of Verizon Communications and GTE, respectively, to the fullest extent permitted under their respective charters and bylaws and applicable law. In addition, Verizon Communications has agreed to unconditionally and irrevocably guarantee for the benefit of such directors, officers and employees the obligations of GTE under its indemnification arrangements.

The certificate of incorporation of each of Verizon Communications and Verizon Global Funding limits the personal liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

The directors and officers of Verizon Communications and Verizon Global Funding are insured against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they cannot be indemnified by Verizon Communications or Verizon Global Funding, as the case may be.

Item 16.    Exhibits

See Exhibit Index on Page II-6.

Item 17.    Undertakings

The undersigned hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, as amended (the “Act”), each filing of Verizon Communications’ annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Insofar as indemnification for liabilities arising under the Act may be permitted to officers, directors and controlling persons of either Registrant pursuant to any charter provision, by-law or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrants of expenses incurred or paid by an officer, director or controlling person of either Registrant in the successful defense of any action, suit or proceeding) is asserted by such officer, director or controlling person in connection with the securities being registered, such Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrants hereby undertake:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by Verizon Communications pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)	That, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Verizon Communications Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 22nd day of September, 2003.

VERIZON COMMUNICATIONS INC.

By:	/s/ WILLIAM F. HEITMANN

William F. Heitmann (Senior Vice President and Treasurer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* James R. Barker	Director	September 22, 2003

* Richard L. Carrion	Director	September 22, 2003

* Charles R. Lee	Director, Chairman of the Board	September 22, 2003

* Sandra O. Moose	Director	September 22, 2003

* Joseph Neubauer	Director	September 22, 2003

* Thomas H. O’Brien	Director	September 22, 2003

* Russell E. Palmer	Director	September 22, 2003

* Hugh B. Price	Director	September 22, 2003

* Ivan G. Seidenberg	Director, President and Chief Executive Officer (principal executive officer)	September 22, 2003

Signature	Title	Date

* Walter V. Shipley	Director	September 22, 2003

* John R. Stafford	Director	September 22, 2003

* Robert D. Storey	Director	September 22, 2003

* Doreen A. Toben	Executive Vice President and Chief Financial Officer (principal financial officer)	September 22, 2003

* David H. Benson	Senior Vice President and Controller (principal accounting officer)	September 22, 2003

*By:	/s/ WILLIAM F. HEITMANN

Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Verizon Global Funding Corp. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilmington, State of Delaware, on the 22nd day of September, 2003.

VERIZON GLOBAL FUNDING CORP.

By:	/s/ JANET M. GARRITY

Janet M. Garrity (President and Treasurer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ ROBERT S. FITZMIRE Robert S. Fitzmire	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 22, 2003

/S/ JANET M. GARRITY Janet M. Garrity	Director, President and Treasurer (Principal Executive Officer)	September 22, 2003

/S/ WILLIAM F. HEITMANN William F. Heitmann	Director, Chairman of the Board	September 22, 2003

/S/ DAVID S. KAUFFMAN David S. Kauffman	Director	September 22, 2003

Exhibit No.	Description

1.1	Form of Purchase Agreement for Common Stock of Verizon Communications Inc.*

1.2	Form of Purchase Agreement for Preferred Stock of Verizon Communications Inc.*

1.3	Form of Purchase Agreement for Debt Securities of Verizon Global Funding Corp.*

4.1	Restated Certificate of Incorporation of Verizon Communications Inc., as amended (incorporated by reference to Verizon Communication Inc.’s Annual Report on Form 10-K for the year ended December 31, 2000, Exhibit 3(a))

4.2	Certificate of Incorporation, as amended, of Verizon Global Funding Corp. (incorporated by reference to Verizon Global Funding Corp.’s Registration Statement on Form S-4, Registration No. 333-64792, Exhibit 3.1)

4.3	Amended and Restated By-laws of Verizon Communications Inc. (incorporated by reference to Verizon Communication Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002, Exhibit 3(b))

4.4	By-laws of Verizon Global Funding Corp. (incorporated by reference to Verizon Global Funding Corp.’s Registration Statement on Form S-4, Registration No. 333-64792, Exhibit 3.3)

4.5	Indenture among Verizon Global Funding Corp., Verizon Communications Inc. and Wachovia Bank, National Association, formerly known as First Union National Bank, as Trustee, dated as of December 1, 2000 (incorporated by reference to Verizon Global Funding Corp.’s Registration Statement on Form S-4, Registration No. 333-64792, Exhibit 4.1)

4.6	Supplemental Indenture among Verizon Global Funding Corp., Verizon Communications Inc. and Wachovia Bank, National Association, formerly known as First Union National Bank, as Trustee, dated as of May 15, 2001 (incorporated by reference to Verizon Global Funding Corp.’s Registration Statement on Form S-3, Registration No. 333-67412, Exhibit 4.2)

4.7	Form of Fixed Rate Debt Security of Verizon Global Funding Corp.*

4.8	Form of Floating Rate Debt Security of Verizon Global Funding Corp.*

4.9	Support Agreement between Verizon Communications Inc. and Verizon Global Funding Corp. dated as of October 31, 2000 (incorporated by reference to Verizon Global Funding Corp.’s Registration Statement on Form S-3, Registration No. 333-67412, Exhibit No. 4.4)

4.10	Form of Contribution Agreement between Verizon Communications Inc. and Verizon Global Funding Corp.*

5	Opinion and Consent of William P. Barr, Esq.*

12	Computation of Ratio of Earnings to Fixed Charges of Verizon Communications Inc. and Subsidiaries*

23.1	Consent of Ernst & Young LLP*

23.2	Consent of William P. Barr, Esq. (contained in opinion filed as Exhibit 5)

24	Powers of Attorney of Verizon Communications Inc.*

25	Statement of Eligibility of Trustee on Form T-1 for Verizon Global Funding Corp. Indenture*

*	Filed herewith.